FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Athens, May 14, 2014

In the context of its capital increase, the National Bank of Greece S.A. (“NBG” or the “Bank”) has issued an offering circular approved by the Hellenic Capital  Markets Commision on May 13, 2014 (the “Offering Circular”) which is available to investors since May 13, 2014. NBG wishes to furnish the information below for the benefit of its investors. This information has been extracted from the Offering Circular and relates to recent developments, information on trends and medium term targets.

Recent Developments

On March 6, 2014, the Bank of Greece informed the Bank of its capital shortfall, amounting to €2.2 billion, arising from the 2014 Stress Tests. In arriving at this estimate, the Bank of Greece assumed internal capital generation by the Bank over the period June 2013 to December 2016 of €1.5 billion based on what the Bank of Greece characterized as a conservative adjustment of restructuring plans submitted by us to the Bank of Greece (source: Bank of Greece “2013 Stress Test of the Greek Banking Sector”, March 2014). Following the request by the Bank of Greece, on April 10, 2014, the Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall. The Bank of Greece approved this plan on April 11, 2014.  This capital plan includes certain capital actions amounting to €1,040 million. Approximately one-half of this amount relates to completed capital actions relating to the sale of Astir Palace Hotel agreed in February (see “Operating and Financial Review and Prospects—Acquisitions, Capital Expenditures and Divestitures”), and the higher than initially expected benefit from the VRS completed in December 2013. Of the remaining benefit from capital actions, approximately half relates to the sale of non-core businesses and half to loans de-risking. The Bank of Greece approved the implementation of these capital actions amounting to €1,040 million and an equity capital increase (in the form of share capital and share premium) for the residual needs amounting to €1,143 million.  In addition to meeting these residual needs of €1,143 million, the Bank decided to further increase its equity base by an amount of €1.4 billion in order to strengthen its Basel III CET 1 ratio and maintain the flexibility to redeem the Greek State Preference Shares.

Information on Trends

The anticipated gradual recovery of the Greek economy in 2014 is expected to mark the end of a six-year period of recession. Labor market trends are expected to improve in 2014 and the stabilization in economic activity in 2014 is expected to reflect the support from the export sector, especially tourism, together with accelerating EU structural funds inflows and the completion of clearance of government arrears in conjunction with the normalization of financing conditions in the economy. Other factors expected to contribute to the recovery include the accelerated implementation of planned privatizations through direct foreign investment and the restart of major infrastructure projects. The main risks and challenges during 2014 relate to the persistence of high unemployment rates in Greece, the effect of the anticipated property tax reforms and the success of the major structural reforms in Greece and their impact on the economy (source: EU Commission Winter 2014 forecasts). We also expect that the macroeconomic environment in Turkey will normalize during 2014 and that in SEE, despite increased uncertainties and risks, including political instability, the majority of the economies in the region are expected to experience some growth

(source: IMF, World Economic Outlook, April 2014). In the year ended December 31, 2013, our customer deposits in Greece (excluding Probank and FBB) increased by €0.8 billion, despite a decrease in April 2013 primarily due to depositor concerns following the implementation of the program for the financial support of Cyprus by the EU, the IMF and the ECB.  The acquisition of Probank and FBB increased the Group’s deposit base by €4.0 billion (based on each bank’s deposits as at the acquisition date). During 2014, we aim to increase customer deposits further with funds available for deposit to benefit from the gradual improvement in macroeconomic conditions in Greece, despite high fiscal pressure, combined with a negative saving rate of the Greek household sector and increasing use of deposit data by tax authorities for tracking tax evasion.  In Turkey our customer deposits increased by TL 5.1 billion in 2013, and we have targeted a further increase in 2014. In SEE, customer deposits increased marginally in 2013, and we aim for a marginal increase in 2014.

Low new loan disbursements in 2013 together with the repayment of existing loans led to a deleveraging of the Group’s loan portfolio in Greece. In 2014 the deleveraging trend is likely to continue in retail loans due to high repayments, but may reverse in corporate lending due to selective domestic credit disbursements to high margin sectors. In Turkey we aim for further growth of our loan portfolio, while in SEE we aim for a marginal increase of new loans in 2014 as a result of the forecasted economic improvement, with the sole exception of Cyprus, due to the general economic conditions in that country.

Regarding asset quality, +90 dpd formations in Greece increased in 2013 at a slower rate than in 2012, as the recession in the Greek economy was less severe, and we expect this trend to continue in 2014 if the Greek economy continues to strengthen.  As a result, we have targeted lower levels of new loan loss provisions in 2014 compared with 2013. In Turkey, new loan loss provisions are expected to increase in line with the growth of the loan portfolio, and in SEE we aim for lower levels of new loan loss provisions compared with 2013.

Our Eurosystem funding has decreased from €30.9 billion at December 31, 2012 to €20.7 billion at December 31, 2013, of which nil comes from the ELA, as a result of the increase in our deposits base (including deposits assumed from Probank and FBB) and the gradual opening of the interbank markets. The Bank has also regained access to the wholesale market, issuing, on April 30, 2014, a €750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and a yield of 4.5% at the time of pricing. As a result, we expect the Group’s Eurosystem funding to further decrease during 2014, as the Bank gains access to the wholesale markets and our deposits increase.

The extended recession in the Greek economy continued to affect net interest income negatively in 2013. As a result of the ECB rate cut since the fourth quarter of 2013, the continuing reduction of time deposit spreads, increases in new loan disbursements and repricing initiatives, we aim to improve net interest income in 2014.

Fee and commission income decreased substantially in the last few years, due to its high dependence (in particular from asset management, investment banking and insurance) on the macroeconomic environment and the financial markets’ performance and activity levels. In 2014, our target for commission income is higher compared to 2013, as a result of the anticipated improvement in Greece’s economic environment.

We are targeting for 2014 a further reduction in the Group’s operating expenses, and such reduction should arise mainly as a result of the VRS implemented in December 2013 with €155 million estimated annual savings, but also due to the significant cost containment initiatives implemented across the Group.

The Group’s financial performance in Greece is very difficult to forecast, given that 2014 may mark the beginning of economic recovery in Greece. However, we aim to continue in 2014 the upward trend in our pre-provision income recorded during 2013.

After giving effect to the increase of our equity capital by €2.5 billion our Core Tier I ratio is expected to improve by 4.7 percentage points, while the capital actions approved by the Bank of Greece, when completed, are expected to improve our Core Tier I ratio by an additional 2.3 percentage points.  Approximately half of the capital actions impact relates to the disposal of Astir Palace Hotel that has been agreed and is subject to completion, and the VRS that was completed in December 2013, with expected benefit of reduced personnel cost from 2014 onwards, where annual savings are expected at €155 million from 2014 onwards. Of the remaining benefit from the capital actions, approximately half relates to the sale of non-core businesses and half to loans de-risking.

As at December 31, 2013, our Core Tier I ratio was 10.3%. Our pro forma adjusted Core Tier I ratio as at December 31, 2013, adjusted for the impact of this share capital increase, the application of the Internal Ratings Based approach for the Finansbank retail loan portfolio and the Bank of Greece approved capital actions would have been 18.2%. Based on the above assumptions and adjusted for fully-loaded Basel III impact (as per CRD IV rules, as published as of December 31, 2013 to be applicable on a fully-phased basis in 2024), our pro forma CET 1 ratio as at December 31, 2013 would have been 11.7%(1). See “The Macroeconomic Environment in Greece—Capital Needs Assessment” and “The Business of the NBG Group—Restructuring Plan to be Submitted and Agreed with the Directorate General for Competition”.

In the context of the SSM, a portfolio quality assessment is currently under way by the ECB while a stress test by the ECB in collaboration with EBA is expected to be conducted on major European banks, including the Bank, by October 2014 (see “Regulation and Supervision and Banks in Greece—Capital Adequacy Framework—ECB Single Supervisory Mechanism”). The outcome of these tests may have an impact on our capital ratios and capital needs in 2014.

Our Medium-Term Financial Targets

As at the date of the Offering Circular, our medium-term Group financial targets are the following:

•                  to achieve growth of our loans and advances to customers above GDP growth, benefiting from our liquidity position, established positioning and strong brand recognition;

•                  to maintain a loans-to-deposits ratio that is lower than 105%. Our ratio, based on data as at December 31, 2013, of 97.5%, should allow us to grow our loan portfolio and still achieve our target;

•                  to achieve net interest margin above 400 basis points, mainly through lower funding cost (our net interest margin based on data for the three months ended December 31, 2013, was 326 basis points);

•                  to achieve a cost to income ratio of approximately 45% mainly through increased net interest income and net fee and commission income, and lower operating costs, mainly as a result of the VRS completed in Greece in December 2013, which has an estimated future annual saving of €155 million from 2014 onwards (the Group’s cost-to-income ratio based on data for the year ended December 31, 2013, as adjusted to exclude from total income, the non-recurring loss on a liability designated as at fair value through profit or loss and from personnel expenses, the VRS cost, was 60.3%. On a pro forma basis, adjusted for the expected annual saving from the VRS of €155 million, the ratio would have been 56%;

•                  to achieve cost of risk of approximately 100 basis points (our cost of risk based on data for the three months ended December 31, 2013, was 250 basis points); and

•                  to achieve a return on assets of approximately 150 basis points over average total assets excluding EFSF bonds and the loan to the Hellenic Republic (our ratio based on data for the year ended December 31, 2013 was 0.8%).

The achievement of our medium-term financial targets assumes we are successful in implementing our strategy, and the sustainable improvement in the economic outlook in the countries in which we operate. As

(1)         Although Basel III through CRD IV became effective in the EU as of January 1, 2014, certain of the applicable provisions relating to CET 1 ratios will transition over time and are also subject to interpretation by the relevant regulator. As a result, the calculation by the Bank of its CET 1 ratio may not be directly comparable to the calculations made by the peer group. Accordingly, Basel III fully-loaded CET 1 measures should not be considered in isolation or as a consistent comparative measure across banks in different jurisdictions. The Bank’s CET 1 ratio is an estimate by the Bank based on its current understanding of CRD IV rules applicable to Greek banking groups, and on the outputs of certain models not yet approved by the Bank of Greece. These rules are new and complex and their implementation may be different from the Bank’s current understanding.

these are factors that are outside our control, we cannot provide any assurance that we will be able to achieve these targets as set forth above. These statements do not constitute a profit forecast and should not be interpreted to mean that our financial results will necessarily match or be lesser or greater than those from any reporting period.

Forward-Looking Statements

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/S/ Alexandros Tourkolias
(Registrant)

Date: May 14th, 2014

Alexandros Tourkolias
Chief Executive Officer